UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Local.com Corporation

File No. 001-34197- CF#28514
_____

Local.com Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 4, 2012.

Based on representations by Local.com Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 31, 2013
Exhibit 10.2	through July 31, 2012
Exhibit 10.3	through July 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel